Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Lawson, Edward J.	2. Issuer Name and Ticker or Trading Symbol 21st Century Holding Company (TCHC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Chief Executive Officer and President
(Last) (First) (Middle) 4161 NW 5 Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/02/2003
(Street) Plantation, Florida 33317		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/10/2002		J (1)	V	524,389	D
Common Stock	12/10/2002		J (2)	V	31,700	D
Common Stock	01/02/2003		S (3)		200	D	13.61
Common Stock	01/02/2003		S (3)		500	D	13.60
Common Stock	01/02/2003		S (3)		300	D	13.41
Common Stock	01/02/2003		S (3)		1,000	D	13.40	554,089	I	By Edward J Lawson Flint Trust
Common Stock								554,089	I	By Michele V Lawson Flint Trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options								06/04/2003 (4)	06/04/2008	Common Stock	100,000	12.50	100,000	D
Options								06/04/2003 (4)	06/04/2008	Common Stock	50,000	12.50	50,000	I	By Spouse
Options								06/05/2002 (5)	06/05/2011	Common Stock	3,000	10.00	3,000	D
Options								06/05/2002 (5)	06/05/2011	Common Stock	3,000	10.00	3,000	I	By Spouse
Options								06/06/2001 (6)	06/06/2010	Common Stock	3,000	10.00	3,000	D
Options								06/06/2001 (6)	06/06/2010	Common Stock	3,000	10.00	3,000	I	By Spouse
Options								09/16/1999 (7)	09/16/2008	Common Stock	16,000	10.00	16,000	D
Options								09/16/1998 (7)	09/16/2008	Common Stock	10,000	10.00	10,000	I	By Spouse
Explanation of Responses:

1. Shares transfered from individual account to the Edward J Lawson Flint Trust on 12/10/2002.
2. Shares transferred from joint account with spouse to Edward J Lawson Flint Trust on 12/10/2002.
3. This proposed sale is pursuant to a previously adopted plan dated 12/30/2002 intended to comply with Rule 10B5-1C.
4. The options vest 20% per year beginning June 4, 2003.
5. The options vest 25% per year beginning June 5, 2002.
6. The options vest 25% per year beginning June 6, 2001.
7. The options vest 25% per year beginning September 16, 1999.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Edward J. Lawson **Signature of Reporting Person Edward J. Lawson	01/06/2003 Date
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